Exhibit 99.1

Westport Reports First Quarter Fiscal 2012

~ Quarterly Revenues Up 133% Year over Year ~

VANCOUVER, May 8, 2012 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), the global leader in natural gas engines, today reported financial results for the first quarter ended March 31, 2012 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"The numbers are compelling," said David Demers, CEO of Westport Innovations. "Compared to the same period last year, Westport Light-Duty revenue was up 258%, Cummins Westport revenue was up 110%, Westport Heavy-Duty revenue was up 65%, and Weichai Westport revenue was up 49%. Customer interest is expanding rapidly, and we see an array of potential investment opportunities with our global partners. Adding to our financial growth, we expect to announce new partnerships in each of our business units this year."

"Strong growth across all our business units and in all geographic regions continues to demonstrate the rapid emergence of natural gas as a significant fuel for transportation applications," added Demers. "We are at the start of a long wave of change in both energy and transportation and we believe Westport is well positioned to establish a leading position in this new industry."

"Over the next three years, we will be launching new products in existing and new markets. The new ISX12 G engine from CWI is a significant step into a major new market opportunity, targeting regional haul, vocational and refuse truck applications. The new Weichai WestportTM WP12 High Pressure Direct Injection (HPDI) Landking 12-litre engine marks a historic shift in technology and engine development in China. The new Westport WiNGTM Power System is a fully-integrated, CNG bi-fuel system for the Ford F-250 and F-350 pick-up trucks, with an industry-leading starting price point. We are advancing steadily to Volvo's launch of an HPDI heavy-duty natural gas engine for the European market and recently started working with a global engine OEM to develop an HPDI heavy-duty natural gas engine for the North American market. Including our share of the CWI engine program, Westport expects to invest more than $80 million this year in new product and technology development."

First Quarter Financial and Business Highlights

•	Reported consolidated revenues of $88.6 million for the quarter ended March 31, 2012 compared to $38.1 million for the same period last year, an increase of 132.5%.
•	Reported net loss attributed to the Company of $22.6 million ($0.44 loss per share) for the quarter ended March 31, 2012 compared to a net loss of $14.4 million ($0.31 loss per share) for the same period last year.
•	Reported cash and short term investments balance as at March 31, 2012 of $333.3 million, compared to $85.7 million at December 31, 2011.
•	Segmented results: Westport Light-Duty (LD) revenue up 257.7% to $26.7 million, Cummins Westport (CWI) revenue up 110.2% to $52.7 million with 1,943 engines shipped, Westport Heavy-Duty (HD) revenue up 64.9% to $9.3 million with 151 systems shipped. Although not consolidated, Weichai Westport revenue was up 49.4% with 2,728 engines shipped in the quarter.
•	Unveiled China's first engine with Westport™ HPDI Technology during China National People's Congress. Production is scheduled to begin in 2013.
•	Westport LD acquired certain assets of Advanced Engine Components (AEC) Limited of Perth, Australia including advanced engine controls technology and expertise.
•	Westport WiNG Power Systems for Ford F-250 and 350 series trucks were exhibited in the Ford display at the NTEA Show in Indianapolis with leading performance and value. Shipments will commence in the second quarter this year.
•	Completed equity financing for over $266 million in net proceeds.
•	Signed an agreement with a leading engine OEM to develop HPDI heavy-duty natural gas truck engine for North American market.
•	CWI announced a new heavy-duty natural gas engine, the ISX12 G, incorporating CWI's proprietary stoichiometric cooled exhaust gas recirculation (SEGR) spark ignition system that has been the basis of the success of CWI's ISL G engine for the past five years. The ISX12 G will launch in early 2013 and is targeted at regional trucking, vocational and refuse markets in North America. Launch partners for the ISX12 G include Freightliner, Peterbilt, Kenworth, Volvo and Autocar.
•	Signed heavy-duty supply agreement with Cummins for production of the Westport HD 15-litre HPDI engine in Cummins' Jamestown Engine Plant.
•	Announced amended and updated Cummins Westport joint venture agreement with revised geographic scope, transfer of CWI technology to parents for use in other products, and revised economic terms with incentives for Westport to achieve faster than budgeted growth. Jim Arthurs was appointed President of CWI and a new Board was appointed. Ed Pence, Cummins Vice President and General Manager, Cummins Heavy Duty Engine Business is the new Chairman of CWI. Clark Quintin, President of Westport HD, will be Lead Director of CWI.
•	Navistar announced that it will launch natural gas trucks later in 2012 incorporating the Cummins Westport ISL G engine.

Financial Outlook for 2012
For the calendar year ended December 31, 2012, Westport reiterated its revenue guidance for growth of approximately 50% year over year with consolidated revenue expected to be between $400 and $425 million.

First Quarter Fiscal 2012 Financial Results
Westport's consolidated revenue for the three months ended March 31, 2012 was $88.6 million, an increase of $50.5 million, or 132.5%, from $38.1 million for the three months ended March 31, 2011. This increase was driven by an increase in Westport LD revenue of $19.2 million to $26.7 million as the Company began consolidating previous acquisitions; an increase in CWI revenue of $27.6 million to $52.7 million; and an increase in Westport HD revenue of $3.7 million to $9.3 million. $2.7 million associated with the Volvo development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations, which will be reimbursable on completion of the next milestone scheduled for the quarter ended June 30, 2012. Due to timing of milestones, no Volvo service revenue was recorded this quarter, compared to $4.1 million in the same period last year and $9.8 million in the quarter ended December 31, 2011.

CWI product revenue for the quarter ended March 31, 2012 increased $25.2 million to $43.6 million as unit sales increased from 773 units to 1,943 units primarily as the result of increased sales volume of ISL G engine sales in North America and sales of C Gas Plus engines for a major bus project in Venezuela. Westport HD product revenue for the quarter ended March 31, 2012 increased by $8.1 million to $8.7 million as unit shipments increased to 151 HD systems compared to $0.6 million and 2 HD systems for the three months ended March 31, 2011. CWI parts revenue increased by $2.4 million quarter over quarter to $9.1 million. Westport HD parts revenue for the three months ended March 31, 2012 was $0.6 million compared with $0.9 million for the three months end March 31, 2011. The number of engines in the field, their age and their reliability all impacted parts revenue each period.

For the three months ended March 31, 2012, gross margin was $28.5 million compared to $17.6 million in the prior year period representing a 61.9% increase.  Westport continues to diversify its revenues among the business units, which has an impact on the consolidated gross margin percentage.  The consolidated gross margin percentage for the quarter ended March 31, 2012 was 32.2% of total revenue compared to 46.3% of total revenue in the prior year period. The decrease in consolidated gross margin percentage is primarily due to product mix, warranty adjustment, and the year-over-year increase in sales from Westport LD and HD. For the quarter ended March 31, 2012, Westport LD recorded gross margin and gross margin percentage of $7.4 million and 27.8%, respectively, compared to $1.7 million and 23.2%, respectively, in the prior year period. CWI gross margin and gross margin percentage for the quarter ended March 31, 2012 was $19.6 million and 37.3%, respectively, compared to $11.5 million and 45.9%, respectively, in the prior year period. The decrease in CWI gross margin percentage is due primarily to warranty adjustments of $3.6 million and mix of sales. Westport HD gross margin (not including service revenue) and gross margin percentage for the three months ended March 31, 2012 was $1.4 million and 15.4%, respectively, compared with $0.3 million and 22.3%, respectively, in the comparable quarter last year.

For the three months ended March 31, 2012, operating expenses (research and development, general and administrative and sales and marketing) were $36.7 million compared to $22.8 million in the prior year period.

•	Research and development expenses increased $6.2 million to $16.2 million for the quarter ended March 31, 2012, compared to $10.0 million for the three months ended March 31, 2011. Of the $16.2 million, Westport recorded $2.7 million in research and development expenses relating to efforts under the Volvo development program, which will be reimbursable on achieving the next milestones scheduled for the quarter ended June 30, 2012. Other major development programs included in the quarter were the Westport WiNG Power System for the Ford F-250 and 350 series trucks, which launches in the second quarter of 2012; CWI ISX12 G program, which will launch in early 2013; Westport HD new heavy-duty engine development program for North American market, expected to launch in 2014; and continued research and development with General Motors, Caterpillar, and Electro-Motive Diesel.
•	General and administrative expenses increased $5.9 million to $11.9 million for the quarter ended March 31, 2012, compared to $6.0 million for the three months ended March 31, 2011. The increase was primarily due to the addition of acquired operations and costs related to an increase in headcount. As of March 31, 2012, Westport had 863 employees globally, compared to 344 employees on March 31, 2011.
•	Sales and marketing expenses increased $1.8 million to $8.7 million for the quarter ended March 31, 2012, compared to $6.9 million for the three months ended March 31, 2011. The increase was primarily due an increase in market development activities as products near launch.

Income from investment accounted for by the equity method for the three months ended March 31, 2012 was $0.8 million, which related to Westport's 35% interest in Weichai Westport (WWI) of $0.6 million and 50% interest in Minda-Emer Technologies Ltd. of $0.2 million. This is compared to Westport's 35% interest in WWI of $0.4 million in the prior year period. CWI's net income attributable to Westport was $4.8 million, an increase of more than 118% compared to $2.2 million in the prior year period.

For the three months ended March 31, 2012, Westport reported consolidated adjusted EBITDA of a loss $9.5 million compared to a loss of $6.0 million in the prior year period. For comparability purposes, the Company did not record any service revenue under Volvo development agreement during the quarter, compared to $4.1 million in the prior year period. Taking this into consideration, the adjusted EBITDA loss for the quarter was consistent with the prior years' period. The reconciliation of adjusted EBITDA is described below.

Westport's consolidated net loss attributed to the Company for the three months ended March 31, 2012 was $22.6 million, or a loss of $0.44 per share, compared to net loss of $14.4 million, or a loss of $0.31 per share, in the three months ended March 31, 2011.

As at March 31, 2012, Westport's cash, cash equivalents and short-term investment position was $333.3 million compared to $85.7 million as at December 31, 2011.

•	For the three months ended March 31, 2012, cash used in operations was $7.7 million with $13.5 million used for operating purposes, offset by an increase in working capital of $5.8 million.
•	Cash used in investing activities included cash paid to purchase short-term investments of $71.9 million, purchase of fixed assets of $8.7 million, loan advances of $2.6 million, acquisition of certain assets of AEC of $1.1 million, and purchase of intellectual property of $1.0 million, offset by repayment on the note receivable of $2.5 million.
•	Cash flows from financing included $265.6 million, net of share issuance costs, raised in a public share offering, $0.7 million in shares issued for stock option exercises, and $4.2 million drawn from the Company's operating lines of credit, offset by repayment of long-term debt of $4.3 million within Emer.
•	Foreign exchange cash balances negatively impacted cash and cash equivalents by approximately $0.6 million.

Westport Light-Duty (Westport LD) Business Highlights
For the three months ended March 31, 2012, Westport LD revenue was $26.7 million compared to $7.5 million for the three months ended March 31, 2011.

During the quarter Westport purchased certain assets of AEC of Perth, Western Australia, for A$1.1 million (approximately US$1.1 million) paid in cash and assumed liabilities. Westport acquired AEC's Australian business assets including its intellectual property, key contracts, inventory and fixed assets, as well as AEC's Australian leased facility in Perth and 10 of its employees, mostly with electronic control expertise. The acquisition further enhances Westport engine controls and injector capabilities.

The Westport WiNG Power System, a fully-integrated, compressed natural gas (CNG) bi-fuel system for the Ford F-250 and F-350 trucks, was priced in February. Based on Ford's new 6.2L hardened gasoline engine platform, the Westport WiNG-equipped trucks run on either inexpensive natural gas or ordinary gasoline and offer unparalleled drivability. The Westport WiNG Power System carries an industry-leading price of $9,750 as an option at Westport authorized Ford dealers and distributors. On average, the Westport WiNG-powered Ford pickups are expected to save fleets upwards of $2 per gallon in fuel costs, and depending on miles driven, can demonstrate a payback in less than two years. Preparation of the Westport WiNG assembly facility in Louisville, Kentucky is completed and shipment of finished trucks is scheduled for the second quarter of 2012.

Westport LD industrial engine division delivered Juniper 2.4L liquefied petroleum gas engines to Clark Material Handling for forklift application and also commenced shipments to Maximal forklifts in the quarter. Westport LD also delivered 2.4L engine packages for industrial stationary applications such as oilfield installations and power generation.

Cummins Westport Inc. (CWI) Business Unit Highlights
For the three months ended March 31, 2012, CWI revenue increased to $52.7 million on 1,943 units compared to $25.1 million on 773 units for the three months ended March 31, 2011. CWI's net income attributable to Westport for the three months ended March 31, 2012 was $4.8 million compared to $2.2 million for the same period in 2011. The first quarter sales included a 794 unit order for C Gas Plus engines for buses that will go into service in Venezuela.

During the quarter, Westport and Cummins Inc. entered into an amended and restated joint venture agreement (JVA) for CWI. The new JVA has a term of ten years and was amended to provide for, among other things, clarification concerning the scope of products within CWI, the revision of certain economic terms of the agreement and the release of CWI-owned intellectual property, including its stoichiometric cooled SEGR spark-ignition engine technology, to its parents, Cummins and Westport. Jim Arthurs, formerly Westport Vice President, Off Engine Systems has been appointed President of CWI.

CWI announced the ISX12 G, a 12 litre heavy-duty natural gas engine for regional haul, vocational and refuse truck applications. This new engine will utilize CWI's proprietary spark-ignited SEGR technology first introduced with the 8.9 litre ISL G. The ISX12 G was formally unveiled at the Mid-America Truck Show in March with all four heavy-duty OEM launch partners displaying ISX12 G-equipped trucks.

The ISX12 G is currently in field trials with full production expected to commence in early 2013. The engine will be manufactured in Cummins' heavy-duty engine plant in Jamestown, New York. CWI is working with OEM launch partners including Freightliner, Peterbilt, Kenworth, Volvo and Autocar, all of whom are participating in the field trials, to ensure broad availability of the ISX12 G when volume production commences.

CWI also announced that Navistar will offer the Cummins Westport ISL G in the International® TranStar and WorkStar trucks. With the addition of Navistar, CWI now provides the ISL G to all major North American truck OEMs.

Westport Heavy-Duty (Westport HD) Business Unit Highlights
For the quarter ended March 31, 2012, Westport HD shipped 151 HD Systems to Kenworth and Peterbilt for liquefied natural gas (LNG) truck production for customers, compared to 2 HD Systems in the quarter ended March 31, 2011. LNG trucks were delivered during the quarter to UPS, Heckmann Corporation, Green Energy Oilfield Services and Robert Transport.

Several industry events during the quarter highlighted the widespread interest in natural gas for heavy-duty trucks, including several initiatives launched by the natural gas industry. Significant opportunity is emerging within the gas industry's own supply chain for natural gas trucks, which will significantly reduce cost of exploration and production and allow these companies to use their own energy production to fuel operations. Other high fuel consumption fleets report significant operating cost savings with Westport HPDI trucks, often with paybacks under one year.

Westport HD has launched Jumpstart fuel services to facilitate the early adoption of LNG trucks while construction of new LNG refuelling infrastructure is being completed. Jumpstart offers co-ordinated fuel delivery and refuelling via portable Orca™ LNG trailers for Westport HD customers. Four fleets now have trucks operating under Jumpstart programs, and we expect to expand this business offering while global refuelling networks are being built out.

Westport HD announced in February that it was investing in a collaborative program with a global truck OEM to develop a heavy-duty truck featuring Westport proprietary HPDI LNG technology for the North American market. The program is expected to start delivery in 2014.

Weichai Westport Inc. (WWI) Business Unit Highlights
For the three months ended March 31, 2012, WWI revenue increased to $37.2 million on 2,728 engines compared to $24.9 million on 1,771 engines for the calendar quarter ended March 31, 2011. In March, Westport announced the introduction of China's first natural gas engine featuring Westport HPDI technology at a press conference at the government building in Beijing, the Beijing Diaoyutai State Guesthouse. The Weichai Westport HPDI engine is currently undergoing road testing with a select OEM customer, Shaanxi Automobile Group. Commercial launch of this new product is expected in 2013.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational success since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, (e) unrealized foreign exchange loss (gain), (f) income (loss) from unconsolidated joint ventures and (g) gains and other. The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended
	March 31,
	2012	2011
Net loss attributed to the Company	$(22,627)	$(14,377)
Provision for income taxes	6,199	2,307
Depreciation and amortization	2,519	1,007
Interest expense, net	1,271	761
Amortization of stock-based compensation	3,562	1,426
Unrealized foreign exchange loss	385	3,275

EBITDA	(8,691)	(5,601)
Less: Income from unconsolidated joint ventures	762	373

Adjusted EBITDA	$(9,453)	$(5,974)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended March 31, 2012, please point your browser to the following link: http://www.westport.com/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Tuesday, May 8, 2012 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until May 15, 2012. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the consolidated revenue and revenue growth of Westport for calendar year 2012, timing for launch of the CWI ISX12 G and Westport HD heavy-duty engine development program for North America, cost savings associated with the Westport WING-powered Ford pickups and related payback period, timing for launch of the referenced heavy-duty truck engine being developed with an OEM for the North American market, timing for completion of milestones under the Volvo development program, timing for launch of  the referenced Weichai Westport HPDI engine, timing and expectations for future cash flows and breakeven point for various business segments, timing for and the content of new partnerships in each of Westport's business units, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 08-MAY-12